FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) for December 2007

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: January 11, 2008

BY:

Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES INC.

Suite 309 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

January 11, 2008

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per:

Chris Robbins

Vice  President

December 6, 2007

Anglo Swiss Resources Inc. Provides Overview of Recently Completed Kenville Diamond Drill Program

VANCOUVER, BRITISH COLUMBIA, December 6, 2007 -- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) in anticipation of analytical results for the recently completed diamond drill program on the Kenville Mine property, near Nelson, BC, wishes to provide an overview discussion of the drill program.

The 2007 drilling program was carried out over a small portion of a large surveyed grid area located on the west side of the Kenville property.  The original grid area was established in 1995 as part of exploration programs carried out by Teck Exploration Ltd. Teck originally investigated the potential for a porphyry copper deposit, as was indicated by drill logs for two drill holes from a 1945 drill program on the property. Teck carried out diamond drilling programs in 1995 and 1996 with the drilling of 5-holes in 1995 and 7-holes in 1996.   Although encouraging results were obtained in the majority of the drill holes, the lack of adequate access prevented a more thorough investigation of the more promising target areas on the property.

Since the Teck exploration work, Anglo Swiss expanded the grid area on the western side of the property. Geochemical soil surveys have been carried out in various stages, resulting in the recognition of strong, well-defined copper + silver + molybdenum anomalies, covering a distance of at least 1 kilometer. New road access has been established through the grid area, thus allowing more advantageous locations for drill testing of prospective mineral zones.

During September of 2007, an Induced Polarization survey was carried out on the grid area by Insight Geophysics and MPH Consulting of Ontario. A total of 18.7 line-km of gradient and 5.9 line-km of high resolution (25 m data point spacing) Insight Section resistivity and chargeability data were collected, covering approximately 20% of the property. The survey was carried out on 50-meter line spacings, thus providing excellent detail for interpretation of survey data.

These data have been interpreted, in the context of the ore deposit model for the property, to indicate possible alteration zones associated with porphyry style copper (Cu), molybdenum (Mo), gold (Au) and silver (Ag) mineralization. Moderately high, and roughly N-S trending, chargeability anomalies are coincident with historical Teck copper and molybdenum soil geochemical anomalies.

A Phase One diamond-drilling program totaling 1365 meters (4478 feet) was carried out by Full Force Drilling for Anglo Swiss in October 2007. The drilling consisted of 5-drill holes, drilled from 3 set-up locations. Drill holes AK07-01 and AK07-02 were drilled from the first set-up location (Line 2500N, 140W), while drill hole AK07-03 was also drilled on Line 2500N at station 325 W. Drill holes AK07-04 and AK07-05 were drilled from a third common location on Line 2600N at station 225W.

The following table summarizes some of the significant visual results from the 2007 drill program:

Hole No.	Location	Direction (azimuth)	Dip angle	Length	Results
AK07-01	2500N, 140W	East	-45	369.4 m (1212’)

Porphyry style disseminated copper (mainly chalcopyrite) was encountered at the top of drill hole to approximately 25 meters (82 feet) depth in the hole. A second larger zone of consistent disseminated chalcopyrite mineralization was encountered from 145 meters to 215 meters (70 meters) or from 476 feet to 689 feet (229 feet).

AK07-02	2500N 140W	West	-80	195.1 m (640’)

Sporadic zones of copper mineralization were encountered within foliated diorites from surface to 58.6 meters (192.25 feet) depth.  A separate zone of disseminated chalcopyrite occurs within silicified diorite over the interval 157.3 to 168.3 meters (516 to 552 feet).

AK07-03	2500N 325W	East	-45	150.0 m (492’)	Variable silicification (quartz replacement), from the top of the drill hole to 89.7 meters (294.3 feet) depth, with localized pyrite and chalcopyrite
AK07-04	2600N 225W	East	-45	325.2 m (1067’)

Pervasive silicification from 164.0 to 205.4 meters (41.4 meters or 136 feet) with pervasive disseminated chalcopyrite.

Multiple well-mineralized Eagle veins between 290.5 to 295.2 meters (4.7 m or 15.4 feet). Mineralization consists of coarse clots and disseminations of pyrite, chalcopyrite, trace galena

AK07-05	2600N 225W	East	-55	325.2 m (1067’)

The Eagle vein was intersected in drill hole AK07-05 from 291.4m to 293.05 m., which represents a close to true-width intersection of 1.65 meters or 5.4 feet. The vein is strongly mineralized with clots of pyrite, chalcopyrite and trace galena

It should be emphasized that the area tested by the 2007 Kenville diamond drill only covered 100 meters of north-south distance of the 1000 meter established grid length, with the entire grid area representing about 20% of the entire Kenville property.

Given the very promising visual results obtained from the 2007 Phase One drill program, within a small area of the property, the company is highly encouraged towards the ongoing exploration of the Kenville property. Based on what has been seen in the 2007 drill holes, in combination with some very encouraging results obtained from several of the 1995-1996 Teck drill holes, a copper-gold porphyry deposit model continues to be developed. Well-defined coincident geochemical and Induced Polarization anomalies, throughout the extent of the grid area are also supportive of a sizable mineralized porphyry body.

In addition to the porphyry model, Anglo Swiss is excited and encouraged by the well mineralized Eagle vein intersections as found in drill holes AK07-04 and AK07-05. With these two intersections, the vein is now known to extend for at least 150 meters or about 500 feet from the vein intersections in Teck drill holes TK95-04 and TK95-05. Visible gold was seen in both of the Teck drill hole Eagle vein intercepts, with the highest value of 82.15 grams per tonne gold (2.4 oz/Ton Au) and 34.1 grams per tonne silver (1 oz/Ton Ag) returned in TK95-05 across 0.26 meters or 0.85 feet. The Eagle vein system is expected to continue beyond its known 150 meters strike length and also expected to continue to greater depths.

The Kenville property contains a type of mineralization typical of an alkalic copper-gold porphyry deposit type, in which concentrations of pyrite, chalcopyrite, bornite and magnetite occur within large bodies of porphyritic diorites. British Columbia alkalic porphyry deposits range from less than 10 million to greater than 500 million tonnes and contain from 0.2 to 1.5 % copper, 0.2 to 0.6 grams per tonne gold and greater than 2 grams per tonne silver. Molybdenum contents are generally negligible.

Known British Columbia alkalic porphyry deposits include the New Afton deposit, near Kamloops, BC (66 million tones grading 1.02% Cu, 0.77 g/t Au and 2.59 g/t Ag), Mount Polley, near Williams Lake, BC (40 million tonnes grading 0.448% Cu and 0.318 g/t Au) and Galore Creek in Northern BC. (540 million tonnes grading 0.557% Cu and 0.303 g/t Au)

The bulk of the analytical results for the 2007 Kenville drill program will be received in January, 2008. Due to the success of the Phase One drill program, Anglo Swiss is preparing for a Phase Two 10,000-meter diamond drill program in anticipation of expanding both the copper-gold porphyry and gold-silver vein potential of the Kenville property.

In conclusion, the Kenville is definitely a property of merit. This is stated in context of the historical aspects of Kenville in conjunction with Teck’s work and our recently completed technical analysis and drilling program.

The initial indicators are very positive and we are looking forward to receiving the assay results, which will be a key part of solidifying our 2008 programs.

About Anglo Swiss Resources: www.anglo-swiss.com

The technical contents of this release have been approved by Greg Thomson, P. Geo., a Qualified Person as defined in NI 43-101.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries

Len Danard

President & CEO

(604) 683-0484

(604) 683-7497 (FAX)

Email: info@anglo-swiss.com

Investor Relations

Investor Relations

Canada

United States

Jeff Walker / Grant Howard

Tony Schor or Jim Foy

The Howard Group Inc.

Investor Awareness Inc.

Toll Free: 1-888-221-0915

1-847-945-2222

www.howardgroupinc.com

www.investorawareness.com

December 10, 2007

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

ANGLO SWISS COMPLETES PRIVATE PLACEMENT OF $2.5 MILLION EQUITY OFFERINGS

Vancouver, British Columbia (TSX Venture: ASW) (OTCBB: ASWRF) (BERLIN: AMO), December 10, 2007 – Anglo Swiss Resources Inc. ("Anglo Swiss") announced today that it has completed the private placement of 4,210,522 flow-through units ("Flow-Through Units") of Anglo Swiss at a price of $0.475 per Flow-Through Unit for gross proceeds of $2 million to the MineralFields Group.  Each Flow-Through Unit consisted of one flow-through common share and one-half of one common share purchase warrant of Anglo Swiss, each whole warrant entitling the holder thereof to acquire one common share of Anglo Swiss on or before December 7, 2009 at a price of $0.80 per share during the first 12 month period and at a price of $1.00 per share during the second 12 month period.  In addition, Anglo Swiss completed the private placement of 1,250,000 units ("Units") of Anglo Swiss at a price of $0.40 per Unit for total gross proceeds of $500,000 to the MineralFields Group.  Each Unit consisted of one common share and one-half of one common share purchase warrant of Anglo Swiss, each whole warrant entitling the holder thereof to acquire one common share of Anglo Swiss at a price of $0.60 per share on or before December 7, 2009.

Anglo Swiss intends to use the proceeds from the private placement to fund further exploration on its wholly-owned Kenville Gold Property and on the Fry Inlet Diamond Property in which it is earning up to a 60% interest pursuant to an option and joint venture agreement, to fund the refurbishment of Anglo Swiss' Kenville Mill, as well as for general working capital purposes.

In connection with the private placement, Anglo Swiss paid Limited Market Dealer Inc. ("LMD") a due diligence fee of $75,000 and a finder's fee of $122,500.  In addition, Anglo Swiss granted LMD broker options to purchase an aggregate of 535,525 units (the "Broker Units") of Anglo Swiss at a price of $0.40 per Broker Unit on or before December 7, 2009.  Each Broker Unit is comprised of one common share and one-half of one common share purchase warrant of Anglo Swiss, each whole warrant entitling the holder thereof to acquire one common share at a price of $0.60 per share on or before December 7, 2009.

All of the securities issued by Anglo Swiss pursuant to the private placements are subject to a four-month hold period under Canadian securities laws and are subject to restrictions on resale prior to April 8, 2008.

Len Danard, President and Chief Executive Officer of Anglo Swiss, commented, "We are very pleased to have completed this private placement to the MineralFields Group as it will provide our company with the funds to continue with the ongoing exploration of the Kenville Gold Property and the Fry Inlet Diamond Property".

About MineralFields, Pathway and First Canadian Securities ®

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com First Canadian Securities ® is active in leading resource financings (both flow-through and hard dollar) on competitive, effective and service-friendly terms, with investors both within, and outside of, MineralFields Group.

About Anglo Swiss

Anglo Swiss is a mineral exploration company focused on creating shareholder value through the acquisition and development of quality precious/base metal and gemstone properties that have undiscovered resource potential. The company is actively exploring and drilling its 100% owned, advanced staged Kenville Gold Property located in southeastern British Columbia with the goal of developing a world-class porphyry copper and gold deposit.  The company is also in the process of exploring a diamondiferous bearing kimberlite property, known as the Fry Inlet Diamond Property, located in the Lac de Gras region of Canada's Northwest Territories in which it has the right to earn up to a 60% interest pursuant to an option and joint venture agreement with New Shoshoni Ventures Ltd.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.  Please visit the company's website at www.anglo-swiss.com or contact:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

United States

Jeff Walker or Grant Howard

Tony Schor or Jim Foy

The Howard Group Inc.

Investor Awareness Inc.

Toll Free: 1-888-221-0915

1-847-945-2222

www.howardgroupinc.com

http://www.investorawareness.com

Reader Advisory

This press release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered will not be and have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This press release contains forward-looking statements which are based on Anglo Swiss' current internal expectations, which may prove to be incorrect.  These statements are not a guarantee of future performance and undue reliance should not be placed on them.  Such forward-looking statements necessarily involve known and unknown risks and uncertainties that are common to junior mineral exploration companies.  These risks and uncertainties include, among other things, Anglo Swiss' need for additional funding to continue its exploration efforts, changes in general economic, market and business conditions; and competition for, among other things, capital and skilled personnel. Anglo Swiss undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

December 19, 2007

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

ANGLO SWISS COMPLETES PRIVATE PLACEMENT OF $1.8 MILLION EQUITY OFFERINGS

Vancouver, British Columbia (TSX Venture: ASW) (OTCBB: ASWRF) (BERLIN: AMO), December 19, 2007 – Anglo Swiss Resources Inc. ("Anglo Swiss") announced today that it has completed the second traunche of the equity offerings announced on November 27, 2007, issuing 3,750,000 units ("Units") of Anglo Swiss at a price of $0.40 per Unit for total gross proceeds of $1.5 million.  Each Unit consisted of one common share and one-half of one common share purchase warrant of Anglo Swiss, each whole warrant entitling the holder thereof to acquire one common share of Anglo Swiss at a price of $0.60 per share on or before December 18, 2009.  In addition, Anglo Swiss completed the private placement of 627,503 flow-through units ("Flow-Through Units") of Anglo Swiss at a price of $0.475 per Flow-Through Unit for gross proceeds of approximately $0.3 million.  Each Flow-Through Unit consisted of one flow-through common share and one-half of one common share purchase warrant of Anglo Swiss, each whole warrant entitling the holder thereof to acquire one common share of Anglo Swiss at a price of $0.80 per share on or before December 18, 2008 and thereafter at a price of $1.00 per share until December 18, 2009.  Anglos Swiss has raised aggregate gross proceeds of approximately $4.3 million from the issuance of a total of 4,838,025 Flow-Through Units and 5,000,000 Units on December 10, 2007 and December 18, 2007.

Anglo Swiss intends to use the net proceeds from the private placement to fund further exploration on its wholly-owned Kenville Gold Property and on the Fry Inlet Diamond Property in which it is earning up to a 60% interest pursuant to an option and joint venture agreement, to fund the refurbishment of Anglo Swiss' Kenville Mill, as well as for general working capital purposes.

In connection with the private placement, Anglo Swiss paid arm's length finders finder's fees in the aggregate amount of $15,738.  In addition, Anglo Swiss granted arm's length finders options to purchase an aggregate of 36,882 units (the "Finder Units") of Anglo Swiss at a price of $0.40 per Finder Unit on or before December 18, 2009.  Each Finder Unit is comprised of one common share and one-half of one common share purchase warrant of Anglo Swiss, each whole warrant entitling the holder thereof to acquire one common share at a price of $0.60 per share on or before December 18, 2009.

All of the securities issued by Anglo Swiss pursuant to the private placements are subject to a four-month hold period under Canadian securities laws and are subject to restrictions on resale prior to April 19, 2008.

About Anglo Swiss

Anglo Swiss is a mineral exploration company focused on creating shareholder value through the acquisition and development of quality precious/base metal and gemstone properties that have undiscovered resource potential. The company is actively exploring and drilling its 100% owned, advanced staged Kenville Gold Property located in southeastern British Columbia with the goal of developing a world-class porphyry copper and gold deposit.  The company is also in the process of exploring a diamondiferous bearing kimberlite property, known as the Fry Inlet Diamond Property, located in the Lac de Gras region of Canada's Northwest Territories in which it has the right to earn up to a 60% interest pursuant to an option and joint venture agreement with New Shoshoni Ventures Ltd.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.  Please visit the company's website at www.anglo-swiss.com or contact:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

United States

Jeff Walker or Grant Howard

Tony Schor or Jim Foy

The Howard Group Inc.

Investor Awareness Inc.

Toll Free: 1-888-221-0915

1-847-945-2222

www.howardgroupinc.com

http://www.investorawareness.com

Reader Advisory

This press release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered will not be and have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This press release contains forward-looking statements which are based on Anglo Swiss' current internal expectations, which may prove to be incorrect.  These statements are not a guarantee of future performance and undue reliance should not be placed on them.  Such forward-looking statements necessarily involve known and unknown risks and uncertainties that are common to junior mineral exploration companies.  These risks and uncertainties include, among other things, Anglo Swiss' need for additional funding to continue its exploration efforts, changes in general economic, market and business conditions; and competition for, among other things, capital and skilled personnel. Anglo Swiss undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

December 21, 2007

ANGLO SWISS SHAREHOLDERS EXERCISE WARRANTS

Vancouver, British Columbia (TSX Venture: ASW) (OTCBB: ASWRF) (BERLIN: AMO), December 21, 2007 – Anglo Swiss Resources Inc. ("Anglo Swiss") announced today that it has issued the following shares through the exercise of warrants and options in the month of November, 2007.

•

750,000 FT shares for proceeds of $112,500, warrants exercised.

•

665,940 shares for proceeds of $146,506.80, warrants exercised.

•

276,642 shares for proceeds of $27,664.20, agent options exercised.

In total Anglo Swiss has issued 1,692,582 shares for proceeds of $286,671 in November of 2007. The Company has significantly increased its working capital in the fourth quarter of 2007 through the exercise of warrants in October, November and December, plus the recently announced private placement of $4.3 million.

Anglo Swiss is now well financed through fiscal 2008 with funds on hand for extensive exploration of its properties and significant working capital for general and administrative purposes.

About Anglo Swiss

Anglo Swiss is a mineral exploration company focused on creating shareholder value through the acquisition and development of quality precious/base metal and gemstone properties that have undiscovered resource potential. The company is actively exploring and drilling its 100% owned, advanced staged Kenville Gold Property located in southeastern British Columbia with the goal of developing a world-class porphyry copper and gold deposit.  The company is also in the process of exploring a diamondiferous bearing kimberlite property, known as the Fry Inlet Diamond Property, located in the Lac de Gras region of Canada's Northwest Territories in which it has the right to earn up to a 60% interest pursuant to an option and joint venture agreement with New Shoshoni Ventures Ltd.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.  Please visit the company's website at www.anglo-swiss.com or contact:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

United States

Jeff Walker or Grant Howard

Tony Schor or Jim Foy

The Howard Group Inc.

Investor Awareness Inc.

Toll Free: 1-888-221-0915

1-847-945-2222

www.howardgroupinc.com

http://www.investorawareness.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END.